EXHIBIT 99.1

Volvo Trucks has the Highest Proportion of Eco-friendly Cars of all Swedish Companies

GOTEBORG, Sweden, Nov. 14, 2005 (PRIMEZONE) -- Volvo Trucks has more eco-certified company cars than any other company in Sweden. No less than 12 percent of Volvo Trucks company cars are in fact eco-friendly models. These are the results of a recent survey carried out by the MiljoRapporten magazine.

The number of eco-certified cars in the fleets of Sweden's 50 largest corporations has increased by 40 percent in just two years, from 595 to 1044. Almost one-quarter (451) of these are operated by Volvo Trucks.

Lars Martensson, director of environmental affairs at Volvo Trucks, maintains that it is not only financial inducements that lie behind the interest in pro-environmental cars within the company.

"Alongside interest in financial incentives such as tax relief and free parking in Goteborg, employees at Volvo show immense interest in wide-ranging environmental issues and they want to do their bit for the environment," says Lars Martensson

The car models that Volvo Trucks and its employees have at their disposal are mainly the Volvo V70 and Volvo S60 with Bi-Fuel engines, which can run on either natural gas or petrol.

For further information, please contact Claes Claeson, phone +46 31-66 39 08 or +46 708 -- 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=150759&fn=wkr0001.pdf

CONTACT: Volvo Group
         Claes Claeson
         phone +46 31-66 39 08 or +46 708 -- 36 39 08